AUDREY L. CHENG

Assistant Vice President, Counsel

Office: (949) 219-3202

Fax: (949) 219-3706

E-mail: Audrey.Cheng@PacificLife.com

April 24, 2014

VIA EDGAR

Deborah Skeens, Esq.

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

File Nos. 033-13954 and 811-05141

Dear Ms. Skeens:

This letter is being provided in response to oral comments received from the Securities and Exchange Commission (“SEC”) staff on February 5, 2014, concerning post-effective amendment (“PEA”) No. 105 to the registration statement of Pacific Select Fund (the “Registrant”) on Form N-1A (including the Prospectus (“Prospectus”)), which was filed on January 17, 2014 with the SEC, pursuant to Rule 485(a) under the Securities Act of 1933 on behalf of each series of the Registrant (a “Fund”). Set forth in the numbered paragraphs below are the staff’s comments followed by the Registrant’s responses.

Prospectus Comments:

1.	Comment: Currency Strategies Portfolio: Please explain why this Fund is not subject to Rule 35d-1 under the Investment Company Act of 1940, as amended (“35d-1”).

Response: 35d-1 requires a fund whose name suggests investment in any of the following to comply with certain investment requirements set forth in 35d-1: (i) the Fund or its securities are issued or guaranteed by the United States government; (ii) the Fund focuses its investments in a particular type of investment or investments, or in investments in a particular industry or group of industries; (iii) the Fund focuses its investments in a particular country or geographic region; or (iv) the Fund’s distributions are exempt from federal income tax or both state and federal income tax. The Fund’s name does not suggest any of the foregoing.

The use of the phrase “Currency Strategies” in the Fund’s name refers to the Fund’s principal investment strategies of seeking “to gain positive exposure to currencies that [the applicable sub-adviser] believes are undervalued and negative exposure to currencies that it believes are overvalued.” Rule 35d-1 does not apply to fund names that incorporate terms that connote types of investment strategies. Further, the Fund’s name is not likely to mislead an investor about the Fund’s investments and risks. Accordingly, we do not believe the Fund is subject to the 35d-1 names test rule.

2.	Comment: All Funds: Please consider adding risk or other disclosures for any Funds that may be subject to regulation as a commodity pool under the Commodity Exchange Act (“CEA”) but whose registration status is still pending.

Response: The “Securities and Investment Techniques—Derivatives” section of the Registrant’s Statement of Additional Information identifies the Funds that are subject to regulation as commodity pools under the CEA and operate subject to regulations of the Commodity Futures Trading Commission (“CFTC”) and the Funds that rely on an exclusion from CFTC regulation. There is also disclosure regarding the potential impact to a Fund that ceases to be eligible to claim an exclusion from CFTC regulation. None of the Registrant’s Funds have a pending registration status with the CFTC. Accordingly, no changes have been made in response to this comment.

General Comments:

3.	Comment: Please provide the Tandy Representations that the Registrant customarily makes before the effective date of the PEA.

Response: The Registrant hereby acknowledges that neither the SEC nor its staff has passed upon the accuracy or adequacy of the above referenced filing and that the review of this filing by the SEC staff does not relieve the Registrant from its responsibilities for the accuracy and adequacy of the disclosure in this filing nor does it foreclose the SEC from taking any actions with respect to this filing.

4.	Comment: Please include all missing information (e.g., other accounts managed) before the effective date of the PEA.

Response: The Registrant will include such information.

If you have any questions or further comments regarding this matter please contact me at (949) 219-3202.

Sincerely,

/s/ Audrey L. Cheng
Audrey L. Cheng

cc:	Laurene MacElwee, Pacific Life Fund Advisors LLC
Anthony Zacharski, Esq., Dechert LLP
Rachael Schwartz, Esq., Paul Hastings LLP

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